PRIMERO MINING CORP.
June 30, 2014

Table of contents

Condensed consolidated interim statements of operations and comprehensive (loss) income	1
Condensed consolidated interim statements of financial position	2
Condensed consolidated interim statements of changes in equity	3
Condensed consolidated interim statements of cash flows	4
Notes to the condensed consolidated interim financial statements	5-37

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOME

THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
	Notes
		$	$	$	$

Revenue	6	79,669	52,475	127,938	98,796

Operating expenses		(40,387)	(20,813)	(68,070)	(43,276)
Depreciation and depletion	9	(19,606)	(8,069)	(31,927)	(16,221)
Total cost of sales		(59,993)	(28,882)	(99,997)	(59,497)

Earnings from mine operations		19,676	23,593	27,941	39,299
General and administrative expenses		(10,524)	(1,907)	(23,877)	(9,703)

Earnings (loss) from operations		9,152	21,686	4,064	29,596
Transaction costs and other expenses		(498)	(5,755)	(7,765)	(6,082)
Foreign exchange (loss) gain		(2,250)	651	(2,608)	(710)
Finance income		65	40	184	151
Finance expense		(1,785)	(415)	(2,308)	(924)
Share of equity-accounted investment results	2 (ii)	(77)	-	(679)	-
Gain on derivative liability		286	-	286	-

Earnings (loss) before income taxes		4,893	16,207	(8,826)	22,031

Income tax (expense) recovery	7	(4,321)	(11,966)	313	(466)

Net income (loss) for the period		572	4,241	(8,513)	21,565

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations		1,035	(4,136)	1,239	(3,790)
Total comprehensive income (loss) for the period		1,607	105	(7,274)	17,775

Basic (loss) income per share		0.00	0.04	(0.06)	0.21
Diluted (loss) income per share		0.00	0.04	(0.06)	0.21

Weighted average number of common shares outstanding
Basic	12	159,616,775	105,344,778	144,107,966	101,320,723
Diluted	12	161,320,681	105,696,266	145,582,448	101,817,431

See accompanying notes to the consolidated financial statements.	1

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)

		June 30,	December 31,
	Notes	2014	2013
		$	$

Assets
Current assets
Cash and cash equivalents		44,168	110,711
Trade and other receivables		6,363	4,794
Taxes receivable	7	20,480	10,224
Prepaid expenses		8,513	7,729
Inventories	10	20,783	12,171
Total current assets		100,307	145,629

Non-current assets
Restricted cash	8	19,185	-
Mining interests	9	955,587	636,253
Goodwill	2 (i)	98,961	-
Deferred tax asset	7 (b)	21,716	17,898
Inventories	10	10,677	-
Equity investment	2 (ii)	391	1,042
Available for sale investment	2 (i)	778	-
Total assets		1,207,602	800,822

Liabilities
Current liabilities
Trade and other payables	12 ( e)	45,220	33,958
Taxes payable	7	7,985	6,735
Current portion of long-term debt	11	6,440	5,000
Total current liabilities		59,645	45,693

Non-current liabilities
Taxes payable	7	10,750	8,456
Deferred tax liability	7 (b)	53,722	47,660
Decommissioning liability		33,070	8,730
Long-term debt	11	82,392	22,214
Other long-term liabilities	12 ( e)	6,399	6,979
Derivative liability	15	3,410	-
Total liabilities		249,388	139,732

Equity
Share capital	12 (a)(b)	853,065	553,518
Warrant reserve	12 (d)	34,782	34,237
Share-based payment reserve	12 (c )( e) (iii)	19,824	15,518
Foreign currency translation reserve		(3,405)	(4,644)
Retained earnings		53,948	62,461
Total equity		958,214	661,090
Total liabilities and equity		1,207,602	800,822

Commitments and contingencies (Note 19)

See accompanying notes to the consolidated financial statements.	2

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

						Foreign
					Share-based	currency	Retained
		Share capital		Warrants	payment	translation	earnings/
	Notes	Shares	Amount	reserve	reserve	reserve	(deficit)	Total equity
			$	$	$	$	$	$

Balance, January 1, 2013		97,205,622	456,734	34,237	15,120	(1,064)	66,711	571,738
Shares issued for
Acquisition of Cerro Resources NL	2 (ii)	17,983,956	93,337	-	759	-	-	94,096
Exercise of stock options	12 ( c)	245,000	1,728	-	(819)	-	-	909
Foreign currency translation		-	-	-	-	(3,790)	-	(3,790)
Share-based payment	12 ( c)( e)(iii)	-	-	-	231	-	-	231
Net income		-	-	-	-	-	21,565	21,565
Balance, June 30, 2013		115,434,578	551,799	34,237	15,291	(4,854)	88,276	684,749
Shares issued for
Exercise of stock options	12 ( c)	250,000	1,504	-	(497)	-	-	1,007
Exercise of PSUs	12 ( e) (ii)	41,457	215	-	-	-	-	215
Foreign currency translation		-	-	-	-	210	-	210
Share-based payment	12 ( c)( e)(iii)	-	-	-	724	-	-	724
Net loss		-	-	-	-	-	(25,815)	(25,815)
Balance, December 31, 2013		115,726,035	553,518	34,237	15,518	(4,644)	62,461	661,090
Shares issued for
Acquisition of Brigus Gold Corp.	2 (i)	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	12 ( c)	1,818,330	13,393	-	(4,029)	-	-	9,364
Flow-through agreement	19 (a)	1,000,000	7,105	-	-	-	-	7,105
Foreign currency translation		-	-	-	-	1,239		1,239
Share-based payment	12 ( c)( e)(iii)	-	-	-	1,352	-	-	1,352
Net loss		-	-	-	-	-	(8,513)	(8,513)
Balance, June 30, 2014		159,884,712	853,065	34,782	19,824	(3,405)	53,948	958,214

Total comprehensive income (loss) was $1,607 and $(7,274) for the three and six months ended June 30, 2014 respectively (June 30, 2013 - income of $105 and $17,775 respectively )

See accompanying notes to the condensed consolidated interim financial statements.	3

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(In thousands of United States dollars)
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2014	2013	2014	2013
	Notes
Operating activities
Earnings (loss) before income taxes		4,893	16,207	(8,826)	22,031
Adjustments for:
Depreciation and depletion	9	19,606	8,069	31,927	16,221
Payments relating to decomissioning liability		-	-	-	(53)
Share-based payments - Stock Option plan	12 (c)	328	53	482	108
Share-based payments - Phantom Share Unit plan	12 (e)	3,160	(2,792)	11,197	2,128
Payments made under the Phantom Share Unit Plan	12 (e)	(6,443)	(5,048)	(9,131)	(5,727)
Unrealized loss on equity accounted investment		77	-	679	-
Unrealized (gain)/loss on available for sale investment		(3)	-	349	-
Unrealised gain on derivative liability	15	(286)	-	(286)	-
Loss on disposal of assets		1,195	101	1,215	165
Loss on write-down of inventory		-	-	1,225	-
Unrealized foreign exchange loss		2,690	177	2,328	1,310
Taxes paid		(506)	(210)	(939)	(523)
Other adjustments
Finance income (disclosed in investing activities)		(65)	(40)	(184)	(151)
Finance expense		1,785	415	2,308	924
Operating cash flow before working capital changes		26,431	16,932	32,344	36,433

Changes in non-cash working capital	13	(13,363)	(6,550)	(27,916)	(8,158)
Cash (used in) provided by operating activities		13,068	10,382	4,428	28,275

Investing activities
Expenditures on mining interests	9	(31,159)	(16,037)	(51,159)	(24,772)
Acquisition of Brigus Gold Corp (net)	2 (i)	-	-	(7,773)	-
Acquisition of Cerro Resources NL	2 (ii)	-	(3,508)	-	(3,508)
Equity investment in Santana Minerals Limited	2 (ii)	-	(1,062)	-	(1,062)
Interest received		65	40	184	151
Cash used in investing activities		(31,094)	(20,567)	(58,748)	(29,191)

Financing activities
Repayment of debt	11	(53,258)	-	(56,361)	(7,786)
Proceeds on exercise of options	12 (c)	1,678	34	9,363	910
Proceeds on issuance of flow-through shares	19 (a)	-		8,037
Interest paid		(1,135)	-	(1,578)	-
Drawdown of line of credit, net of transaction costs		28,192	-	28,192
Cash provided by (used in) financing activites		(24,523)	34	(12,347)	(6,876)

Effect of foreign exchange rate changes on cash		345	(705)	124	(1,062)

(Decrease) increase in cash		(42,204)	(10,856)	(66,543)	(8,854)
Cash and cash equivalents, beginning of period		86,372	141,246	110,711	139,244
Cash, end of period		44,168	130,390	44,168	130,390

Supplemental cash flow information (Note 13)

See accompanying notes to the consolidated financial statements.	4

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico and Canada. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties.

The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and the Black Fox gold mine located near Timmins, Ontario. The Company also has one project in the development stage, Cerro del Gallo, located in the state of Guanajuato in central Mexico, and one exploration property, Ventanas, located in Durango state, Mexico.

2.	Acquisitions of mining interests (i) Brigus Gold Corp

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus Gold Corp (“Brigus”) pursuant to a plan of arrangement (the "Arrangement"), thereby taking control of Brigus. Brigus is a gold producing company, whose principal assets are the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River-Matheson, Ontario, Canada, and the Black Fox mill (the “Black Fox Complex”). The purchase was part of the Company’s strategy of building a portfolio of precious metal assets. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

Pursuant to the Arrangement, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero, the remaining 9.9% interest. All outstanding options to purchase Brigus common shares were exchanged for options to purchase Primero common shares based upon the Exchange Ratio. Further, upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company accounts for its equity investment in Fortune Bay as an available for sale financial instrument which is measured at fair value. Any unrealized gains and losses relating to the equity investment in Fortune Bay are recorded in other comprehensive income (“OCI”).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

On March 14, 2014 the Company made a change of control offer for Brigus’ outstanding Cdn$24 million senior secured term notes in accordance with the facility agreement dated October 29, 2012 governing the notes. The offer stated that a change of control had occurred and offered to purchase the notes at 105% of the principal amount plus accrued and unpaid interest on the date that is 20 days following delivery of the note Change of Control Notice. The notes were repaid in full on April 3, 2014.

On April 4, 2014, the Company also made a change of control offer for Brigus’ outstanding $50 million 6.5% convertible senior unsecured debentures in accordance with their trust indenture dated March 23, 2011. The offer stated that a change of control had occurred and offered to purchase the debentures at 100% of the principal amount plus accrued and unpaid interest on May 16, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer.

Since its acquisition on March 5, 2014, Primero Gold Canada Inc. has generated revenue of $27.6 million and a net loss of $13.2 million which are included in the Company’s condensed consolidated interim statement of operations and comprehensive (loss) income for the six months ended June 30, 2014. Should the acquisition of Primero Gold Canada Inc. have taken place on January 1, 2014, the total consolidated revenue and loss for the Company would have been $140.6 million and $19.3 million, respectively.

The following table summarizes the fair value of the consideration transferred to Brigus shareholders and the fair values of identified assets acquired and liabilities assumed. The fair values of the identified assets and liabilities purchased have been amended from those reported as at March 31, 2014 as follows:

The preliminary fair value for the mining interest has decreased by $124.4 million from the initial estimate at March 31, 2014. The Company is still in the process of finalizing the valuation of the mining interest and this value may change. The decrease in the fair value of the mining interest resulted in a decrease of $26.2 million in the deferred tax liability.

Based on the reduction in the mining interest the Company has identified goodwill, on a preliminary basis, that arose on the acquisition of $99.0 million. This goodwill is calculated as the difference between the fair value of the consideration issued for the acquisition of Brigus and the fair value of all other assets and liabilities acquired; goodwill representsvalue acquired upon the acquisition of Brigus including the skilled workforce at the Black Fox mine, the diversification of Primero, benefits resulting from transforming to a mid-tier mining company and other synergies that benefit Primero as a whole. As at June 30, 2014, management has not completed its assessment of the components of goodwill, nor determined the allocation of goodwill to cash generating units (“CGU”s) for the purposes of testing for impairment.

With the acceptance rate on the Company’s change of control offer to repay the convertible debentures known during the second quarter, it was determined that the convertible debenture liability assumed contained an embedded derivative, which was measured at fair value and separated from the fair value of the debt component of the debentures.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

$1.9 million of the convertible debentures have been reclassified to current liabilities in the table below given they were repaid within the second quarter.

Due to the recent timing of the acquisition, the fair value assigned to the identified assets and liabilities is preliminary and may be revised by the Company as additional information becomes available. In particular, the Company continues to assess the value of the mining interests purchased with the acquisition of Brigus, notably the value assigned to the Grey Fox and Pike River properties, in order to support the value assigned to these assets upon acquisition which may also impact the value assigned to goodwill. The Company will finalize the determination of the fair values of the assets and liabilities acquired within 12 months of the acquisition date, which could result in material differences from the preliminary values presented in these condensed consolidated interim financial statements. Transaction costs of $7.3 million relating to the acquisition have been expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “Transaction costs and other expenses” in the condensed consolidated statement of operations and comprehensive (loss) income.

$000s
Purchase price
Com mon shares	279,049
Cash	15,030
Share-based consideration	6,983
Warrants	545
301,607

N et assets acquired
Assets
Cash	7,257
Restricted Cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay	1,127
Prepaid expenses	482
Mining interests and property, plant and equipment	298,800
Goodwill	98,961

Liabilities
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liability	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(6,755)
301,607

The contractual amounts of accounts receivable purchased was $nil.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	Cerro Resources NL

On May 22, 2013, the Company acquired all of the issued and outstanding common shares of Cerro Resources NL (“Cerro”) by way of a scheme of arrangement (the "Scheme") under the Australian Corporations Act 2001. Cerro was an exploration and development company whose principal asset was 69.2% ownership of the feasibility stage Cerro del Gallo project, a gold-silver-copper deposit located in the state of Guanajuato, Mexico.

Under the terms of the Scheme, each Cerro shareholder received 0.023 of a Primero common share for each Cerro common share held, and each Cerro option holder received 0.023 of a Primero option for each Cerro option held. Additionally, Cerro shareholders received 80.01% of the common shares of a newly incorporated company, Santana Minerals Limited ("Santana"). Santana assumed Cerro's interests in the Namiquipa, Espiritu Santo, Mt Philp and Kalman projects, shares in Syndicated Metals Limited and approximately $4 million in cash. The Company subscribed for a 19.99% interest in Santana, which is held as an equity accounted investment since it has been determined significant influence exists due to Primero’s 25% representation on the Santana board of directors. As such, the Company records its share of Santana’s quarterly profit or loss, and adjusts the carrying value of the investment accordingly. There are currently no transactions between the Company and Santana. The initial value assigned to the Company’s interest in Santana was based on 19.99% of Santana’s total market capitalization.

After the spinout of Santana, Cerro’s only asset was its interest in the Cerro del Gallo project. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations, and therefore it accounted for the acquisition as an asset acquisition rather than a business combination.

On December 19, 2013, the Company acquired the remaining 30.8% interest in the Cerro del Gallo project from a subsidiary of Goldcorp Inc. The consideration comprised an upfront cash payment of $8 million, plus contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018; $14 million (“the Second Contingent Payment”) on announcement of a decision by Primero to construct a carbon-in-leach mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”).

The First, Second, Third and Fourth Contingent Payments are considered to be contingent liabilities. These contingent liabilities were not included in the purchase consideration and shall only be recognized if and when the contingency in question is satisfied. The purchase price of the 30.8% interest in the Cerro del Gallo project is considered to be $8 million prior to any of the contingencies being satisfied. The Company determined that the Cerro del Gallo project was not a business in accordance with the definition in IFRS 3 Business combinations at the date of purchasing the remaining 30.8% and therefore it also accounted for the acquisition as an asset acquisition rather than a business combination.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following table summarizes the fair value of the consideration transferred to Cerro shareholders and Goldcorp Inc. for the respective purchase of 69.2% and 30.8% of the Cerro del Gallo project, including transaction costs and the amounts of identified assets acquired and liabilities assumed:

	Purchase of 69.2%	Purchase of 30.8%	Total

Purchase price	$	$	$
Common shares	93,337	-	93,337
Share-based compensation	759	-	759
Cash	2,782	8,000	10,782
Transaction costs	890	-	890
	97,768	8,000	105,768

Net assets acquired:	$	$
Cash	300	77	377
Working capital & other	(2,794)	547	(2,247)
Property, plant & equipment	410	239	649
Mining interests	99,852	7,137	106,989
	97,768	8,000	105,768

3.	Significant accounting policies, judgements and estimates

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2014 based on current standards. The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013, except for new accounting policies described in Note 4.

These condensed consolidated interim financial statements do not include all the necessary annual disclosures in accordance with IFRS. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements have been prepared on a historical cost basis with the exception of the available for sale investment, the derivative liability and those balances recognized at fair value upon initial recognition as part of the Arrangement. These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 6, 2014.

The preparation of the condensed consolidated interim financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the condensed consolidated interim financial statements. If in future such estimates, judgments and assumptions, which are based on management’s best judgment at the date of the condensed consolidated interim financial statements, deviate from actual circumstances, the original estimates, judgments and assumptions will be modified as appropriate in the period in which the circumstances change.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at June 30, 2014 and the results of its operations and cash flows for the three months then ended have been made. The interim results are not necessarily indicative of results for a full year.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the group have been eliminated in full. The Company’s significant subsidiaries, which are all wholly owned, are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas mine, Primero Gold Canada Inc., which owns the Black Fox Complex, San Anton de las Minas, S.A. de C.V., which owns the Cerro del Gallo project, Silver Trading (Barbados) Limited (“Silver Trading”) and Primero Mining Luxembourg S.a.r.l.

(b)	Functional and presentation currency

The functional currency of Primero Empresa Minera, S.A. de C.V, Primero Canada Gold Inc., San Anton de las Minas S.A. de C.V. and Silver Trading is the U.S. dollar. The functional currency of certain subsidiaries of Cerro is the Australian dollar. The functional currency of Primero Mining Luxembourg S.a.r.l is the Mexican peso. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar.

The presentation currency of the Company is the U.S. dollar. The accounts of the entities with non-U.S. dollar functional currencies are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the statement of financial position date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI; there is no tax impact of this translation.

(c)	Measurement uncertainties

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(i)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

(ii)	Estimated recoverable ounces

The carrying amounts of the Company’s operating mines are divided into a depletable and non-depletable pool; the depletable pool is depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources in its depletion base where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs, including changes resulting from revisions to the Company’s mine plans, can result in a change to future depletion rates.

(iii)	Deferred stripping

The Company defers stripping costs related to open pit mining operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

(iv)	Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

(v)	Impairment charges

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. The impairment analysis requires the use of estimates and assumptions, including amongst others, long- term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed (with the exception of goodwill for which impairment charges are not reversed) with the impact recorded in the condensed consolidated interim statements of operations and comprehensive (loss) income.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(vi)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(vii)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(viii)	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in- circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

(ix)	The fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired, including the associated deferred income taxes and resulting goodwill, may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(x)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance or vesting of share- based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s condensed consolidated financial statements are as follows:

(i)	Tax ruling in Mexico

The Company has taken the position that if the Mexican tax laws relative to the Advance Pricing Agreement (“APA”) ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine (see Notes 5(i) and 7). Should this judgment change, there would be a material change in both the income and cash flow of the Company.

(ii)	Gold and silver purchase arrangements

The Company has accounted for and presented the liability to deliver silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd (“Sandstorm”) (Note 5(ii)) net within the mining interests rather than as a separate liability in the Company’s statement of financial position. If the mining interests and liabilities were separately recorded, there could be a material change in depreciation and depletion expense and deliveries against the liabilities would be recorded as credit in the statement of operations.

(iii)	Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(iv)	Asset acquisitions

The Company has determined that the acquisition of Cerro (Note 2(ii)) was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

(v)	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

4.	Changes in accounting policies and recent pronouncements issued

New policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendment to existing IFRSs, which was effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

The following accounting policy was adopted upon the acquisition of Brigus (Note 2(i)) which resulted in the Company owning open pit operations for the first time.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following accounting policy was adopted upon the issuance of flow-through shares during the six months ended June 30, 2014.

Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

The following policy was adopted upon the preliminary recognition of goodwill during the three months ended June 30, 2014.

Goodwill

Goodwill may arise on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value of goodwill recover.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the synergies of the business combination. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

5.	Gold and silver purchase agreements

	(i)	Silver purchase agreement – San Dimas mine

In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume the agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., up to August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years (i.e., from August 6, 2014), for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 3 (c)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)	Gold purchase agreement – Black Fox Complex

On November 9, 2010, the then owner of the Black Fox Complex entered into an gold purchase agreement (the “Gold Purchase Agreement”) with Sandstorm to sell a portion of future gold production from the Black Fox mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered (“the Goldstream”). The Company was required to assume the Gold Purchase Agreement when it acquired Brigus in 2014. Sales under the Gold Purchase Agreement commenced on January 1, 2011. Under the terms of the Gold Purchase Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.

On November 5, 2012, Brigus elected to repurchase 4% and 3.7% of the future gold production at the Black Fox mine and Black Fox Extension, respectively, for $24.4 million, thereby reducing the original Uncredited Balance to $31.9 million. The Uncredited Balance upon acquisition on March 5, 2014 was $7.1 million. Sandstorm is now entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company has no additional option to repurchase any remaining portion of the Goldstream.

6.	Revenue

Revenue is comprised of the following sales:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$

Gold	61,414	35,896	101,018	76,139
Silver	18,255	16,579	26,920	22,657
	79,669	52,475	127,938	98,796

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

As described in Note 5 (i), for the first four years post-acquisition of the San Dimas Mine, the Company is entitled to sell 50% of silver production above a 3.5 million ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the next year. The threshold for 2014 was met in early March, while the threshold for 2013 was met in mid-April. During the three and six months ended June 30, 2014, the Company sold 760,603 and 953,103 ounces of silver, respectively, at market prices for revenues of $14.8 million and $26.9 million (2013 - $13.2 million and $13.2 million).

From the acquisition date of Brigus to June 30, 2014, the Company recorded revenue of $0.8 million related to gold sales under the Gold Purchase Agreement (2013 - $nil) (Note 5 (ii)).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

7.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax recovery presented in these condensed consolidated interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

	$	$	$	$

Income (loss) before income taxes	4,893	16,207	(8,826)	22,031

Canadian federal and provincial income tax rate	26.00%	25.75%	26.00%	25.75%

Expected income tax (expense) recovery	(1,272)	(4,173)	2,295	(5,673)

(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(490)	(502)	(711)	(572)
Share-based payments	38	168	246	154
Amounts allowable for tax purposes	2,854	3,538	4,217	6,484
Impact of Mexican inflation on tax values	(433)	666	3,558	4,143
Impact of foreign exchange	1,080	(1,461)	830	(242)
Impact of foreign exchange on deferred income tax assets and liabilities	54	(8,402)	571	(178)
Withholding taxes on intercompany interest	(1,137)	(1,266)	(2,242)	(2,396)
Royalty taxes in Mexico	(1,170)	-	(1,184)	-
Flow through share renunciation	(306)	-	(306)	-
Ontario mining taxes	283	-	239	-
Benefit of tax losses not recognized	(3,822)	(534)	(7,200)	(2,186)
Income tax (expense) recovery	(4,321)	(11,966)	313	(466)

Income tax (expense) recovery is represented by:
Current income tax (expense) recovery	(475)	608	(2,228)	(173)
Deferred income tax (expense) recovery	(3,846)	(12,574)	2,541	(293)
Net income tax (expense) recovery	(4,321)	(11,966)	313	(466)

On December 11, 2013, the Mexican government enacted a tax reform to introduce a mining royalty effective January 1, 2014. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as follows:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $35.5 million as at June 30, 2014 (December 31, 2013 - $35.9 million) in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated.

There is currently no taxation related to the OCI balances recorded by the Company.

(b) The significant components of the Company’s deferred tax liabilities and assets are as follows:

	June 30,	December31,
	2014	2013

	$	$

Mineral property, plant and equipment	(5,053)	(13,554)
Non-capital losses and other future deductions	8,297	12,913
Decommissioning liability to be recovered	1,177	1,081
Deduction for Mexican royalty taxes	11,660	11,796
Other	5,635	5,662
Deferred tax asset	21,716	17,898

Mineral property, plant and equipment	(53,089)	(48,114)
Non-capital losses and other future deductions	-	-
Decommissioning liability to be recovered	1,286	270
Other	(1,919)	184
Deferred tax liability	(53,722)	(47,660)

Net deferred tax liability	(32,006)	(29,762)

The company has $132.0million in Canadian resource tax pools which do not expire and can be utilized to shelter future income earned from the Black Fox Complex.

On October 17, 2011 the Company’s Mexican subsidiary filed an APA with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

8.	Restricted cash

Restricted cash of $19.2 million represents funds held as security for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry to meet the Company’s bonding requirements for the site closure obligations of the Black Fox Complex.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

9.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer
	and leases	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$
Cost

At January 1, 2013	443,034	51,206	58,403	8,299	1,909	562,851
At December 31, 2013	580,683	55,414	70,914	29,966	2,596	739,573
At June 30, 2014	824,641	65,316	150,350	50,703	2,764	1,093,774

Depreciation and depletion

At January 1, 2013	45,229	5,144	15,520	-	826	66,719
At December 31, 2013	70,804	7,442	23,611	-	1,463	103,320
At June 30, 2014	95,748	8,876	32,008	-	1,555	138,187

Carrying value

At January 1, 2013	397,805	46,062	42,883	8,299	1,083	496,132
At December 31, 2013	509,879	47,972	47,303	29,966	1,133	636,253
At June 30, 2014	728,893	56,440	118,342	50,703	1,209	955,587

A summary of mining interest by property is as follows:

	Mining		Plant,	Construction
	properties	Land and	equipment	in	Computer	June 30,	December 31,
	and leases	buildings	and vehicles	progress	equipment	2014	2013
	$	$	$	$	$	$	$
San Dimas	391,999	45,393	49,759	48,637	733	536,521	526,873
Black Fox Complex	225,306	8,794	68,439	2,066	161	304,766	-
Cerro del Gallo	111,588	2,253	144	-	46	114,031	109,054
Corporate	-	-	-	-	269	269	326
Total	728,893	56,440	118,342	50,703	1,209	955,587	636,253

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement, and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Note 5). Substantially all of the Company’s assets are pledged as security under the line of credit (Note 11).

The carrying value of property, plant, and equipment under finance leases at June 30, 2014 was $25.0 million (December 31, 2013 - $nil). The lessors hold first security rights over the leased assets.

Depreciation and depletion expense for the three and six months ended June 30, 2014 was $21.3 million and $34.9 million, respectively (2013 - $8.5 million and $16.3 million), of which $1.7 million and $3.0 million, respectively, represents the change in the inventories balance in the three and six months ended June 30, 2014 (2013 – $0.4 million and $0.1 million). Borrowing costs of $0.5 million and $1.1 million, respectively, were capitalized to mining interests during the three and six months ended June 30, 2014 (2013 - $0.3 million and $0.5 million) at a weighted average borrowing rate of 6% (2013 – 6%).

10.	Inventories

	June 30,	December 31,
	2014	2013
	$	$
Current portion of inventory
Gold and silverdore	7,255	1,297
Stockpiled ore	1,599	3,748
Work-in-progress	5,642	2,145
Supplies	6,287	4,981
	20,783	12,171

Long-term stock piled ore	10,677	-
Total inventory	31,460	12,171

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

11.	Current and long-term debt

	June 30,	December 31,
	2014	2013
	$	$

Promissory note (i)	-	27,214
Senior unsecured convertible debentures (ii)	45,608	-
Line of credit (iii)	28,242	-
Finance lease liabilities	14,982	-
	88,832	27,214
Less: Current portion of debt	(6,440)	(5,000)
Long-term debt	82,392	22,214

(i)

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued a promissory note for $50 million to Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The Company repaid the promissory note in full on May 29, 2014.

(ii)

As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. As disclosed in Note 2 (i), the Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at June 30, 2014.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for the three and six months ended June 30, 2014 was $343 and $440 (2013 - $nil and $nil), respectively.

(iii)

The Company closed a $75 million revolving line of credit, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate which was 4% per annum during the three and six months ended June 30, 2014. The line of credit is secured by substantially all of the Company’s assets.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

12.	Share capital

	(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2014	2013
Common shares issued and fully paid

At January 1	115,726,035	97,205,622
Issued during three month period (Note12 (b))	43,836,889	230,000
At March 31	159,562,924	97,435,622
Issued during three month period (Note12 (b))	321,788	17,998,956
At June 30	159,884,712	115,434,578

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Weighted average number of common shares - basic	159,616,775	105,344,778	144,107,966	101,320,723
Potentially dilutive options (i)	1,703,906	351,488	1,474,482	496,708
Weighted average number of common shares - diluted	161,320,681	105,696,266	145,582,448	101,817,431

(i) Calculated using the treasury buy-back method

The following table lists the options and warrants that were anti-dilutive as their exercise prices exceeded the Company’s average market price in the period:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Stock options	2,088,966	5,897,265	2,132,322	5,897,265
Warrants	20,800,000	20,800,000	20,800,000	20,800,000

(b)	Common shares issuance

(i)

During the six months ended June 30 2014, the Company issued 41,340,347 common shares as consideration for the acquisition of Brigus (Note 2(i)); 1,818,330 common shares upon the exercise of stock options; and 1,000,000 common shares pursuant to a flow-through agreement.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

(ii)

During the six months ended June 30 2013, the Company issued 17,983,956 common shares as consideration for the acquisition of Cerro (Note 2(ii)) and 245,000 common shares upon the exercise of stock options.

(c)	Stock options

Under the Company’s stock option plan (“the Rolling Plan”), the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two or three years in equal thirds, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately. Each employee share option converts into one ordinary share of the Company upon exercise. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

As at June 30, 2014, the following stock options were outstanding and exercisable:

	Awards Outstanding		Awards Exercisable
GrantPrice		Remaining		Remaining
(Cdn$)	Quantity	Contractual	Quantity	Contractual
		Life		Life
$2.60-$2.69	75,000	2.8	50,000	2.8
$2.70-$3.46	170,000	4.7	170,000	4.7
$3.47-$5.21	360,079	2.6	260,079	2.7
$5.22-$5.25	11,500	0.2	11,500	0.2
$5.26-$5.99	1,358,874	2.0	1,358,874	2.0
$6.00-$6.42	4,533,490	1.1	4,533,490	1.1
$6.43-$7.38	968,774	2.1	928,774	2.0
$7.39-$7.52	871,082	4.1	120,750	0.5
$7.53-$8.69	737,440	1.6	678,624	1.3
$8.70-$21.72	480,444	2.0	480,444	2.0
	9,566,683	1.8	8,592,535	1.5

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a continuity schedule of options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$
Outstanding at January 1, 2013	7,804,490	5.57
Exercised	(495,000)	4.38
Granted	866,525	7.92
Cancelled	(70,000)	6.43
Expired	(142,025)	7.99
Outstanding at December 31, 2013	7,963,990	5.85
Granted	3,517,636	6.85
Exercised	(1,818,330)	5.52
Expired	(96,613)	7.94
Outstanding at June 30, 2014	9,566,683	6.26

Of the 3,517,636 options granted in 2014, 2,708,488 were issued to the former option holders of Brigus, pursuant to the Arrangement (Note 2(i)). The 866,525 options granted in 2013 were issued to the former option holders of Cerro, pursuant to the terms of the Scheme (Note 2(ii)). The fair value of newly issued options was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5%, respectively. Other conditions and assumptions for options issued in the three and six moths ended June 30, 2014 were as follows:

		Average				Weighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned

February 18, 2014	750,332	3.5	7.40	1.29	53	2.89
March 28, 2014	58,816	3.5	7.95	1.36	53	3.14
	809,148

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the option.

(d)	Warrants

As at June 30, 2014 and December 31, 2013, the Company had 20.8 million warrants outstanding which were exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

In addition, upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share. An aggregate of 15.9 million Brigus warrants were outstanding as at June 30, 2014 to purchase 2.8 million common shares of the Company at a price of Cdn$12.51 - $12.53 until November 19, 2014.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model. This value is assigned to the warrant reserve within equity in the consolidated statement of financial position.

(e)	Phantom share unit plans

The Company has three phantom share unit plans

(i)

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all units is $nil. The amount to be paid out in respect of units which vest under the plan is the number of PSUs that vest multiplied by the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

(ii)

On May 28, 2012 the Company’s shareholders approved the establishment of the Directors PSU Plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company). If no election is made, the Company will pay out such Directors’ PSUs in cash.

(iii)

On May 8, 2013 the Company’s shareholders approved the establishment of the 2013 PSU Plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs (subject to the total number of common shares issuable at any time under the PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. The choice of settlement is solely at the Company`s discretion.

Units issued under the PSUP and Directors PSUP are accounted as cash-settled awards, while units issued under the 2013 PSUP are treated as equity-settled awards.

The following units were issued and outstanding as at June 30, 2014 under the PSUP and Directors PSUP plans:

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Number of
	units
Dateofissue	outstanding	Vesting date	Expiry date
November 8, 2011	33,333	November 8, 2014	December 31, 2014
March 31, 2012	769,001	March 31, 2015	December 31, 2015
March 31, 2012	38,460	December 1, 2014	December 31, 2014
May 25, 2012	7,051	May 25, 2015	December 31, 2015
August 3, 2012	3,008	August 3, 2014	December 31, 2014
August 3, 2012	3,009	August 3, 2015	December 31, 2015
November 12, 2012	28,902	November 12, 2014	December 31, 2014
November 12, 2012	28,902	November 12, 2015	December 31, 2015
February 25, 2013	261,166	February 25, 2015	December 31, 2015
February 25, 2013	261,167	February 25, 2016	December 31, 2016
March 28, 2013	56,223	December 1, 2014	December 31, 2014
March 28, 2013	56,224	December 1, 2015	December 31, 2015
June 26, 2013	5,605	December 1, 2014	December 31, 2014
June 26, 2013	5,606	December 1, 2015	December 31, 2015
February 18, 2014	57,432	December 1, 2014	December 31, 2014
February 18, 2014	57,432	December 1, 2015	December 31, 2015
February 18, 2014	57,432	December 1, 2016	December 31, 2016
March 28, 2014	4,090	March 28, 2015	December 31, 2015
March 28, 2014	4,091	March 28, 2016	December 31, 2016
March 28, 2014	4,091	March 28, 2017	December 31, 2017
May 12, 2014	4,681	December 1, 2014	December 31, 2014
May 12, 2014	4,682	December 1, 2015	December 31, 2015
May 12, 2014	4,682	December 1, 2016	December 31, 2016
June 16, 2014	56,814	June 16, 2015	December 31, 2015
June 16, 2014	56,814	June 16, 2016	December 31, 2016
June 16, 2014	56,815	June 16, 2017	December 31, 2017
Total	1,926,713

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount of expense recognized in the condensed consolidated interim statement of operations and comprehensive (loss) income during the three and six months ended June 30, 2014 in relation to the PSUP and Directors PSUP was $2.2 million and $9.7 million, respectively (2013 - $(2.9) million and $2.0 million). The total liability recognized at June 30, 2014 in respect of the PSUP and Directors PSUP was $9.3 million (December 31, 2013 - $8.1 million), of which $7.3 million (December 31, 2013 - $5.1 million) is classified as a current liability, reported within trade and other payables, with the remaining $2.0 million (December 31, 2013 - $3.0 million) classified as a long-term liability, reported within other long-term liabilities. None of these cash-settled units was vested at June 30, 2014, but all remain outstanding.

During the six months ended June 30, 2014, the Company issued 182,715 units under the PSUP (2013 – 814,851 units), and 186,341 units under the Directors PSUP (2013 – 185,483 units).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the units as at June 30, 2014 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of	Remaining	Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

November 8, 2011	33,333	0.4	0.00	1.07	40	8.55
March 31, 2012	769,001	0.8	0.00	1.07	46	8.55
March 31, 2012	38,460	0.4	0.00	1.07	46	8.55
May 25th, 2012	7,051	0.9	0.00	1.07	46	8.55
August 3, 2012	6,017	0.1	0.00	1.07	30	8.55
November 12, 2012	57,804	0.4	0.00	1.07	43	8.55
February 25, 2013	522,333	0.7	0.00	1.07	46	8.55
March 28, 2013	112,447	0.4	0.00	1.07	46	8.55
June 26, 2013	11,211	0.4	0.00	1.07	46	8.55
February 18, 2014	172,296	1.6	0.00	1.07	48	8.55
March 28, 2014	12,272	1.7	0.00	1.07	47	8.55
May 12, 2014	170,443	1.4	0.00	1.07	46	8.55
June 16, 2014	14,045	2.0	0.00	1.07	52	8.55
Total	1,926,713

(i)	Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the expected life of the unit.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following units were issued and outstanding as at June 30, 2014 under the 2013 PSUP:

	Number of
	units
Date of issue	outstanding	Vesting date	Expiry date
May 10, 2013	49,318	May 10, 2014	December 31, 2014
May 10, 2013	49,319	May 10, 2015	December 31, 2015
May 10, 2013	49,319	May 10, 2016	December 31, 2016
June 26, 2013	13,046	June 26, 2014	December 31, 2014
June 26, 2013	13,047	June 26, 2015	December 31, 2015
June 26, 2013	13,047	June 26, 2016	December 31, 2016
August 12, 2013	29,948	August 12, 2014	December 31, 2014
August 12, 2013	29,948	August 12, 2015	December 31, 2015
August 12, 2013	29,949	August 12, 2016	December 31, 2016
November 8, 2013	5,853	November 8, 2014	December 31, 2014
November 8, 2013	5,853	November 8, 2015	December 31, 2015
November 8, 2013	5,853	November 8, 2016	December 31, 2016
February 18, 2014	142,387	February 18, 2015	December 31, 2015
February 18, 2014	142,387	February 18, 2016	December 31, 2016
February 18, 2014	142,387	February 18, 2017	December 31, 2017
March 28, 2014	70,589	March 28, 2015	December 31, 2015
March 28, 2014	70,589	March 28, 2016	December 31, 2016
March 28, 2014	70,590	March 28, 2017	December 31, 2017
May 12, 2014	21,951	May 12, 2015	December 31, 2015
May 12, 2014	21,951	May 12, 2016	December 31, 2016
May 12, 2014	21,951	May 12, 2017	December 31, 2017
June 16, 2014	15,380	June 16, 2015	December 31, 2015
June 16, 2014	15,380	June 16, 2016	December 31, 2016
June 16, 2014	15,380	June 16, 2017	December 31, 2017
Total	1,045,422

During the six months ended June 30, 2014, the Company issued 757,679 2013 PSUP units (2013 – 311,172).

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the condensed consolidated interim statement of operations and comprehensive (loss) income for the three and six months ended June 30, 2014 in relation to the 2013 PSUP was $0.9 million and $1.5 million respectively (2013 - $0.1 million and $0.1 million).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

13.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$

Trade and other receivables	(1,277)	(932)	(622)	(3,412)
Taxes receivable	(6,259)	(4,376)	(10,338)	(4,861)
Prepaid expenses	2,350	(1,143)	(294)	(4,765)
Inventories	78	(880)	(1,518)	350
Trade and other payables	(9,823)	(617)	(15,112)	4,380
Taxes payable	1,568	1,398	(32)	150
	(13,363)	(6,550)	(27,916)	(8,158)

Working capital balances assumed upon the acquisition of Brigus and Cerro are excluded from the table above and instead are netted within “Acquisition of Brigus Gold Corp (net)” and “Acquisition of Cerro Resources NL”, respectively, under cash flow from investing activities in the condensed consolidated interim statement of cash flows.

14.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three and six months ended June 30, 2014. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to fund future production at its operating mines and pursue the exploration and development of its mining properties and potential acquisitions.

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

15.	Financial instruments

The Company’s financial instruments at June 30, 2014 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay, trade and other payables, the convertible debentures and the line of credit.

At June 30, 2014, the carrying amounts of cash and cash equivalents, trade and other receivables, restricted cash and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in OCI. During the period from March 5 to June 30, 2014, the Company recorded an unrealized loss of $0.3 million in OCI relating to its investment in Fortune Bay. Fortune Bay is a publicly-listed company and the fair value is based on the trading price its shares as at the date of the condensed consolidated interim statement of financial position.

The fair value of the convertible debtentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

The fair value of the line of credit upon initial recognition was considered to be its face value and is subsequently being carried at amortized cost.

	Fair value	Carrying value
	June 30, 2014	June 30, 2014

Convertible debentures (i)	48,980	45,608
Line of credit (i)	30,098	28,242

       (i) Calculated using a discounted cash flow analysis

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2014 or December 31, 2013, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 2 (i)) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the three and six months ended June 30, 2014 unrealized derivative gains of $0.3 million and $0.3 million, respectively, were recognized in relation to this derivative liability.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fair value measurements of financial assets and liabilities recognized on the Condensed Consolidated Interim Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

At June 30, 2014, the levels in the fair value hierarchy that the Company’s financial assets and liabilities are measured and recognized on a recurring basis are as follows:

	June 30, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Equity investment in Fortune Bay (1)	778	-	-	-
Derivative liability (2)	-	3,410	-	-

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	Calculated using an option pricing model with the following inputs: share price $8.04, conversion price $14.00, expected life 1.75 years, volatility 49.39% and a discount rate of 8%.

As at June 30, 2014, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between levels in the fair value hierarchy during the three and six months ended June 30, 2014.

At June 30, 2014, there were no financial assets or liabilities measured and recognized on the condensed consolidated interim statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2013 – $nil).

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

16.	Related party transactions

As at December 31, 2013, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such as at June 30, 2014, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the three and six months ended June 30, 2014 $nil and $nil (2013 - $nil and $0.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL.

17.	Liability for social security payments

When Primero acquired the San Dimas Mine in August 2010, a potential liability was known to exist related to the registration of employees at San Dimas under the Mexican social security system (“IMSS”). Mexico has a legal requirement that employees are registered for IMSS and that their employers pay premiums under the IMSS. The employees were not registered because government provided social security benefits were not available in the vicinity of the mine due to the remoteness of the location. Instead benefits were provided by the employer, DMSL. After the acquisition of the mine, Primero continued to provide social security benefits to its Mexican employees.

The Company was in discussions with the IMSS authority for about two years and the matter was concluded in 2013. The outcome was that effective June 1, 2013 all of the Mexican employees were registered for IMSS and the Company started paying social security premiums on their behalf. In addition, on July 23, 2013, the IMSS authority notified the Company that it would be assessed $6.9 million in respect of past amounts due (including penalties and interest), dating back to August 2010. Consequently the Company accrued $6.9 million in its financial statements as at June 30, 2013. The amount that related to 2013 ($1.4 million) was charged to operating expenses while the amount that related to 2012 and earlier years ($5.5 million) was charged to other expenses in the statement of operations. The liability was fully settled in August 2013.

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

18.	Segmented information

As a result of the Brigus acquisition, the Company now operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

	As at
in thousands of US dollars	June 30, 2014
			BlackFox
	San Dimas	Cerro del Gallo	Com plex	Corporate	Total
Total assets	619,297	115,739	452,970	19,596	1,207,602
Total liabilities	69,103	9,242	63,331	107,712	249,388
	December 31, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total

Total assets	652,948	109,618	-	38,256	800,822
Total liabilities	123,484	596	-	15,652	139,732

	Six months ended
in thousands of US dollars	June 30, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	100,302	-	27,636	-	127,938
Net income (loss)	27,193	(441)	(6,327)	(28,938)	(8,513)
	June 30, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	98,796	-	-	-	98,796
Net income (loss)	31,820	-	-	(10,255)	21,565

	Three months ended
in thousands of US dollars	June 30, 2014
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	58,804	-	20,865	-	79,669
Net income (loss)	12,851	(242)	(2,881)	(9,156)	572
	June 30, 2013
			Black Fox
	San Dimas	Cerro del Gallo	Complex	Corporate	Total
Revenue	52,475	-	-	-	52,475
Net income (loss)	12,411	-	-	(8,170)	4,241

PRIMERO MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JUNE 30 2014
(Amounts in tables in thousands of United States dollars unless otherwise stated)
(Unaudited)

19.	Commitments and contingencies

(a)

The Company entered into flow-through share subscription agreements during the six months ended June 30, 2014, whereby it agreed to renounce to investors a total of Cdn$9.0 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of no later than December 31, 2014. Should the Company fail to renounce resource expenditures of Cdn$9.0 million in total by December 31, 2014, the Company will indemnify the subscribers of the flow-through shares for all additional taxes payable as a result of the full renouncement not having been made.

(b)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property. If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the three and six months ended June 30, 2104.

(c)	As at June 30, 2014, the Company had entered into commitments to purchase plant and equipment totaling $13.0 million (December 31, 2013 - $6.1 million).

(d)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.